ECARX Enters Definitive Agreement to Acquire Full Flyme Software Business,
Securing End-to-End OS Capabilities
•Full acquisition of Flyme Auto and Flyme OS secures a mature, production-proven software stack, strengthening proprietary software stack and end-to-end OS capabilities.
•Flyme Auto OS already deployed by ECARX in over two million vehicles to date.

LONDON, June 22 2026 /PRNewswire/ — ECARX Holdings Inc. (Nasdaq: ECX) (“ECARX”), a leading global supplier of intelligent automotive computing and software solutions, today announced it has entered into a definitive agreement to acquire the entire Flyme software business portfolio, comprising Flyme Auto, an in-vehicle cockpit operating system, and a cross-device Flyme operating system.

Flyme Auto OS is already deployed by ECARX in over 2 million production vehicles across multiple OEM partners. Flyme OS is a mature mobile operating system built on more than 15 years of continuous R&D iteration and mass-market deployment experience. The platform has proven scalable commercial traction and mature industrialization capacity, with implementations spanning a broad ecosystem of devices including passenger vehicles, smartphones and smart wearables.

This definitive agreement represents a significant expansion of the preliminary acquisition plan announced in April 2026. Following completion of due diligence, ECARX decided that a full acquisition best serves its long-term product and strategic objectives.

This will be implemented by acquiring 100% of the equity interest in a new entity carved out from DreamSmart Group, Hubei Qiguang Technology Co., Ltd. (the “Acquired Entity”), from its three selling shareholders, for an aggregate total transaction consideration of RMB1.8 billion (approximately USD266 million).

The acqusition will be structured as a clean carve-out from DreamSmart Group (DreamSmart), the Acquired Entity is expected to obtain ownership of the entire Flyme business portfolio, comprising Flyme Auto and Flyme OS. The two software platforms deliver end-to-end full-stack software infrastructure spanning multi-screen cabin interaction, seamless mobile-IoT-vehicle connectivity, core middleware, UI/UX frameworks and comprehensive application development toolkits. Within six months after the closing date of the deal, the Acquired Entity will house all mission-critical Flyme intellectual property, R&D teams, engineering resources, OEM customer contracts and supporting operational infrastructure, free of legacy liabilities.

The selling parties comprise Wuhan Xingji Meizu Technology Co., Ltd., Zhuhai Meizu Technology Co., Ltd., and Hubei Xingji Meizu Group Co., Ltd.

An independent valuation as of May 31, 2026 determined the the Acquired Entity’s equity value at RMB1.824 billion, with the transaction consideration comprising RMB1.8 billion (approximately USD266 million) for full equity purchase. The target software platform has achieved profitability in 2026 on management accounts, underpinned by rising revenue from software licensing, custom development and intelligent cockpit system deliveries.

The global in-car intelligence market represents a massive, fast-growing total addressable market, as automakers migrate from simple smartphone mirroring solutions toward embedded native operating systems that offer deeper hardware integration and AI capabilities. The Flyme full-stack OS positions ECARX to capture a significantly larger share of this long-term growth opportunity by offering a proprietary, end-to-end software architecture.

The transaction is expected to be funded via a balanced mix of approximately 70% syndicated bank loans from Chinese commercial banks on market terms and with a 10-year maturity; and approximately 30% from internal sources including offset of certain existing loans to DreamSmart. Payment will follow a two-phase schedule: 30% of the consideration due within 30 days after signing, with the remaining 70% payable within 30 days after completion of equity transfer. After closing ECARX will support the Acquired Entity with a RMB200 million capital injection to support operations. Closing remains subject to standard preconditions, including satisfactory financial, legal and technical due diligence, full IP transfer, core talent retention and no material adverse change events.

Ziyu Shen, Founder and CEO of ECARX Holdings Inc commented:
“Securing the rights to the full Flyme software stack is a defining moment for ECARX’s software-defined vehicle vision. This acquisition aligns our hardware and software roadmaps, and delivers a proprietary end-to-end operating system to sharpen our competitive positioning with global OEMs. Flyme’s proven cross-device ecosystem and proven mass-production footprint will unlock substantial sustainable new revenue streams through software licensing, integration services and connected car ecosystem monetization.”

Upon completion, ECARX will operate Flyme as an independent software division, preserving R&D continuity and ensuring seamless transition for existing customers. Existing operators of Flyme OS will continue to receive updates for the foreseeable future, with user data remaining in each individual operator’s ownership. ECARX and the Flyme team will jointly advance integrated vehicle-to-mobile intelligent experiences while scaling cockpit software licensing to global automotive partners.

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About ECARX Holdings
ECARX (Nasdaq: ECX), headquartered in London, is a leading global automotive intelligence company. ECARX provides the intelligent brain that powers the next generation of software-defined and AI defined vehicles. The company delivers end-to-end, full-stack solutions spanning advanced system-on-chip hardware, high-performance central computing platforms, intelligent cockpit technology, Advanced Driver Assistance Systems, cloud connectivity and physical AI, alongside bespoke vehicle software and intelligent operating systems. As automakers transition to software-first and AI-first vehicle architectures, ECARX empowers automakers to streamline integration, reduce systemic complexity and optimize long-term cost efficiency. ECARX's proven technology is deployed across over 11 million vehicles worldwide and is currently partnered with 18 global automakers and 28 vehicle brands to shape the future of automotive intelligence. Founded in 2017 and listed on Nasdaq in 2022, ECARX operates from 13 major international locations across Europe, the Americas and Asia, with a global team of over 1,400 employees.

About Flyme OS
Flyme is a mature multi-branch operating system covering automotive, smartphones and smart wearables, forged from over 15 years of continuous R&D and global mass deployment. Created by Meizu, its lineup includes Flyme AI-OS for mobile, AR and wearable devices, alongside Flyme Auto, an automotive-grade cockpit OS powering over 2 million production vehicles globally. The platform delivers seamless cross-device interconnection, native in-car AI functionality and native compatibility with existing global mirroring solutions from Apple and Android.